

April 3, 2015

Via E-mail
Mr. Gregory B. Willis
Chief Financial Officer
Air Lease Corp.
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

> **Re:** **Air Lease Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-35121**

Dear Mr. Willis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

General

1. You indicate on page 80 of the 10-K that Alitalia contributed 11% of your rental flight equipment revenue in 2012. Alitalia offers on its website flights serving Sudan. You state, on page 4 of the 10-K, that you provide aircraft to airline customers in markets including Latin America and the Middle East, regions that include Cuba and Syria.

    Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, since your letter to us dated March 11, 2011, whether through subsidiaries, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please tell us whether your agreements with Alitalia and other customers, entered into since your March 2011 letter, prohibit the use of aircraft leased from you on routes serving Cuba, Sudan or Syria and, if not, whether to the best of your knowledge, understanding and belief your aircraft are used or will be used on such routes.

Item 8. Financial Statements and Supplementary Data

Note 12. Investments, page 88

3.   Please tell us and revise future filings to disclose the amount of gains you recognized on the sale of aircraft to Blackbird or any related party and the amount due from Blackbird or any related party at each balance sheet date. Refer to ASC 850-10-50-1 and Rule 4-08(k) of Regulation S-X.

4.   In regard to your investment in Blackbird, please provide the following additional information:

- Provide your consideration as to whether Blackbird is a VIE and, if applicable, how you determined the primary beneficiary;
- Explain how you determined you have significant influence;
- Tell us the material terms of the aircraft sales agreements with Blackbird, including if the aircraft you sold were subject to lease. Also, to the extent the gains you recognized related to the aircraft you sold to Blackbird were disproportionate to the gains you recognized related to other aircraft sold, explain why; and
- Tell us the material terms of the management services agreement with Blackbird.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Staff Accountants, Kevin Stertzel at (202) 551-3723, or Anne McConnell, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney at (202) 551-3876, or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief